

September 20, 2011

Via E-mail
Steven G. Walker
Senior Vice President, Controller
    And Chief Accounting Officer
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re: **Protective Life Insurance Company**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 30, 2011
        File No. 001-31901

Dear Mr. Walker:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

 Notes To Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Guaranteed Minimum Withdrawal Benefits, page 119

   1. With respect to your variable annuity products, it appears based on your disclosure herein and in Note 20. Fair Value of Financial Instruments on page 165 that you are accounting for GMWB as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings. Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-

10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

10. Mortgage Loans, page 141

2. You do not appear to have disclosed all your accounting policies for mortgage loans either herein nor in Note 2. Summary of Significant Accounting Policies. Please provide us proposed to disclosure to be included in future periodic filings describing your accounting policies for initially and subsequently measuring mortgage loans including those which you allow a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. Refer to ASC 310-10-35-22 and 36.

3. Tell us how your policy of establishing an allowance for a borrower based on an "expected loss calculation" complies with ASC 310-10-35-22.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant